UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2008

STRATA OIL & GAS INC.
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(Registrant’s Name)

717 7th Avenue SW, Suite 1750
Calgary, Alberta, Canada, T2P OZ3
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Appointment of New Director

On June 16, 2008, Strata Oil & Gas Inc., a Canadian corporation, appointed Mr. Geoff Jordan to the Board of Directors.   Mr. Jordan, age 62, has 37 years of experience working as a geologist in Australia, Canada, Indonesia, the USA, Turkey, New Zealand, the Philippines, and Swaziland.   His professional activities concerning oil sands have included geological interpretation, exploration and resource and reserve evaluations.  From 1979 to 2008 he was employed by Norwest Corporation (“Norwest”) of Calgary, Alberta where he was a Principal and Senior Vice President.  At Norwest he supervised all geological activities completed within the Calgary and affiliated offices,  was responsible for the training of company geological staff, integrated the geological work of the mining engineers, supervised numerous geological exploration programs with special emphasis on geophysical borehole logging data, structural interpretation and stratigraphic analysis, oil sands and in-situ coal quality assessment, reserve calculation, geotechnical evaluations and report preparation.  During this period Mr. Jordan was intimately involved in all projects for which Norwest has provided consultation services.  He obtained his Bachelor of Science in Geology from the University of New South Wales, Australia in 1970 and has been a member of the Association of Professional Engineers Geologists and Geophysicists of Alberta since1975.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: _/s/ Manny Dhinsa_____________
Name: Manny Dhinsa
Title: President

Date:    June 23, 2008